FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Paulson Chester L.F.	2. Issuer Name and Ticker or Trading Symbol Paulson Capital Corp..(PLCC)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [X] 10% Owner [X] Officer (give title below) [_] Other (specify below) President
(Last) (First) (Middle) 911 SW Naito Parkway, Suite 200	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 1/30/03
(Street) Portland, OR 97204		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) [_] Form filed by One Reporting Person [X] Form filed by More than One Reporting Person(1)
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	1/30/2003		P		7,000	A	$4.385	1,624,228	I	(2)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II —Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date if any (Month/ Day/ Year)	4. Transaction Code Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:
(1) In addition to Chester L.F. Paulson, the following are reporting parties: Jacqueline M. Paulson (Mr. Paulson's spouse), Paulson Family LLC ("LLC") and Paulson Investment Company, Inc. ("PIC"). The address for each of the reporting parties is the same as that provided by Mr. Paulson.
(2) Mr. and Mrs. Paulson are controlling managers of LLC, which is a controlling shareholder of PLCC, which is the parent company of PIC. 1,535,977 shares of the securities are held in the name of the LLC; 30,000 shares of the securities are held in an IRA for the benefit of Mr. Paulson; 30,000 shares of the securities are held in an IRA for the benefit of Mrs. Paulson; and 28,251 shares of the securities are held in the name of PIC. The transaction listed above was made for the account of PIC.

/s/ CHESTER L.F. PAULSON	1/30/03
Chester L.F. Paulson, Individually	Date
** Signature of Reporting Person
/s/ JACQUELINE M. PAULSON
Jacqueline M. Paulson, individually

Paulson Family LLC

/s/ CHESTER L.F. PAULSON
By: Chester L.F. Paulson, Manager

Paulson Capital Corp.

/s/ CHESTER L.F. PAULSON
By: Chester L.F. Paulson, Chairman of the Board

Paulson Investment Company

/s/ CHESTER L.F. PAULSON
By: Chester L.F. Paulson, Chariman of the Board